Exhibit 99.3

Nexera: KeepZone AI Receives Official Authorization to Introduce Advanced Fuel Tank Structural Survivability System in the Gulf Region

Tel Aviv, Israel, April 28, 2026 (GLOBE NEWSWIRE) -- Nexera Technologies Ltd (“Nexera” or the “Company”) (Nasdaq: NEXR, NEXRW) (formerly known as Jeffs’ Brands Ltd), a data-driven company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”) – driven solutions, today announced that its wholly-owned subsidiary, KeepZone AI Inc. (“KeepZone”), has received an official letter of authorization (the “Authorization”) from a provider of protective infrastructure solutions (the “Provider”) to introduce and represent the Provider’s advanced composite structural survivability system (the “System”) for fuel storage tanks and critical energy infrastructure with select clients in the Gulf region.

The Authorization permits KeepZone to present the Provider’s technology, conduct technical and commercial discussions, and coordinate requirements with select clients in the region. The System is a patented composite structural survivability layer designed to enhance the resilience of fuel storage tanks and critical energy infrastructure in the petro-chemical industry. The System can be applied to storage tanks made of various materials, including steel and concrete, transforming them into highly resilient structures.

Unlike conventional coatings, the System provides dynamic blast mitigation, fragment protection, spall control, and secondary containment - preventing leaks and structural collapse even after impact or penetration. The System also delivers superior long-term ultraviolet stability and corrosion resistance, with an expected service life of over 25 years in harsh Gulf conditions, while allowing external application with minimal operational downtime.

The Gulf region remains one of the world’s most critical energy hubs, where the protection of large-scale fuel storage infrastructure is a top national priority. The Provider’s solution addresses key engineering vulnerabilities - including blast waves, high-velocity fragmentation, and environmental degradation - while preserving existing tank integrity and reducing long-term operational costs.

“We believe this authorization represents a significant step forward in KeepZone’s expansion into critical infrastructure protection in the strategically important Gulf region,” said Alon Dayan, Chief Executive Officer of KeepZone. “By promoting advanced protective technology, we are positioning KeepZone to help energy operators enhance national resilience and safeguard vital assets against modern threats.”

About Nexera Technologies Ltd (formerly Jeffs’ Brands Ltd)

Nexera Technologies Ltd (formerly known as Jeffs’ Brands Ltd) operates, through its subsidiaries, in the fields of advanced technologies for the global homeland security sector and e-commerce:

●	KeepZone - A wholly-owned subsidiary dedicated to distributing and promoting AI-powered homeland security technologies, including 3D imaging and electromagnetic threat detection, perimeter intrusion detection, counter-unmanned aircraft systems, and multi-layered security solutions for critical infrastructure and global markets.

●	Fort Products – A legacy consumer products operations focused on pest control and remedial products, which was sold to Fort Technology Inc. (“Fort”) in July 2025 in exchange for a controlling equity interest. The Company has since reduced its stake in Fort while retaining control and strategic involvement in related e-commerce activities.

●	E-commerce activities - Ongoing legacy operations in data-driven online retail (primarily Amazon Marketplace) through the Company’s other wholly-owned subsidiaries, including Smart Repair Pro and Top Rank.

For more information on Nexera Technologies, visit: https://nexera-tech.io/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing its plans to expand KeepZone's presence in the Gulf region critical infrastructure protection market and introduce the System to select clients in the region; its expectations regarding KeepZone's positioning as a provider of protective technology solutions to energy operators in the Gulf region; the anticipated benefits, performance characteristics, and service life of the System, including its blast mitigation, fragment protection, spall control, corrosion resistance, and long-term durability in Gulf conditions; its belief that the Authorization represents a significant step forward for KeepZone's regional expansion; and the potential for KeepZone to help energy operators enhance national resilience and safeguard critical infrastructure against modern threats.. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2026, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact
Michal Efraty
Adi and Michal PR-IR
Investor Relations, Israel
michal@efraty.com